 Filed by CorpAcq Group Plc pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp VII

Commission File No.: 001-40051

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 17, 2023

CHURCHILL CAPITAL CORP VII

(Exact name of registrant as specified in its charter)

Delaware	001-40051	85-3420354
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

640 Fifth Avenue, 12th Floor
New York, NY 10019

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 380-7500

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-fifth of one warrant	CVII.U	New York Stock Exchange

Shares of Class A common stock	CVII	New York Stock Exchange

Warrants	CVII WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

Churchill Capital Corp VII (“CCVII”), CorpAcq Holdings Limited, a private limited company incorporated under the laws of England and Wales (“CorpAcq”) and CorpAcq Group Plc, a public limited company incorporated under the laws of England and Wales ("CorpAcq Group") issued a joint press release (the “Press Release”) on November 17, 2023 announcing the filing of a registration statement of CorpAcq Group on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) on November 17, 2023.

The Registration Statement contains a preliminary proxy statement/prospectus in connection with the proposed business combination between CCVII, CorpAcq Group and CorpAcq (together with the other transactions contemplated thereby, the “Transactions”). While the Registration Statement has not yet become effective and the information contained therein is subject to change, it provides important information about CCVII, CorpAcq Group, CorpAcq, and the Transactions. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated by reference herein is an investor presentation, dated November 2023 (“Investor Presentation”), that will be used by CCVII, CorpAcq Group and CorpAcq with respect to the Transactions.

Additional Information and Where to Find It

This current report on Form 8-K (this "Current Report") does not contain all the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. CorpAcq Group has filed the Registration Statement with the SEC, which includes a proxy statement/prospectus to be distributed to CCVII’s shareholders and warrantholders in connection with CCVII’s solicitation for proxies for the vote by CCVII’s shareholders and warrantholders in connection with the Transactions and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued by CorpAcq Group to CCVII’s shareholders and warrantholders in connection with the completion of the Transactions. Before making any voting or other investment decisions, CCVII’s shareholders and warrantholders and other interested persons are advised to read the Registration Statement and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with CCVII’s solicitation of proxies for its special meeting of shareholders and its special meeting of warrantholders to be held to approve, among other things, the Transactions, as well as other documents filed with the SEC by CCVII or CorpAcq Group in connection with the Transactions, as these documents will contain important information about CorpAcq, CorpAcq Group, CCVII and the Transactions. After the Registration Statement has been declared effective, Churchill VII will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders and warrantholders as of the record date established for voting on the Transactions. Shareholders and warrantholders may also obtain a copy of the Registration or definitive proxy statement/prospectus, once available, as well as other documents filed by CCVII with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp VII at 640 Fifth Avenue, 12th Floor, New York, NY 10019.

Forward-Looking Statements

This Current Report includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. CCVII and CorpAcq have based these forward looking statements on each of its current expectations and projections about future events. These forward looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics. These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of CorpAcq’s and CCVII’s respective management teams and are not predictions of actual performance. Nothing in this Current Report should be regarded as a representation by any person that the forward looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. These forward looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may materially differ from assumptions. Many actual events and circumstances are beyond the control of CCVII and CorpAcq. These forward looking statements are subject to known and unknown risks, uncertainties and assumptions about CCVII and CorpAcq that may cause each of its actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. Such risks and uncertainties include changes in domestic and foreign business changes in the competitive environment in which CorpAcq operates; CorpAcq's ability to manage its growth prospects, meet its operational and financial targets, and execute its strategy; the impact of any economic disruptions, decreased market demand and other macroeconomic factors, including the effect of the a global pandemic, to CorpAcq's business, projected results of operations, financial performance or other financial metrics; expectations as to future growth in demand for CorpAcq's products and services; CorpAcq's reliance on its senior management team and key employees; risks related to liquidity, capital resources and capital expenditures; failure to comply with applicable laws and regulations or changes in the regulatory environment in which CorpAcq operates; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries that CorpAcq may face; assumptions or analyses used for CorpAcq's forecasts proving to be incorrect and causing its actual operating and financial results to be significantly below its forecasts; CorpAcq failing to maintain its current level of acquisitions or an acquisition not occurring as planned and negatively affecting operating results; the inability of the parties to successfully or timely consummate the Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the CorpAcq Group or the expected benefits of the Transactions or that the approval of the shareholders of CCVII is not obtained; the risk that shareholders of CCVII could elect to have their shares redeemed by CCVII, thus leaving the CorpAcq Group insufficient cash to complete the Transactions or grow its business; the outcome of any legal proceedings that may be instituted against CorpAcq or CCVII; failure to realize the anticipated benefits of the Transactions; risks relating to the uncertainty of the projected financial information with respect to CorpAcq; the effects of competition; changes in applicable laws or regulations; the ability of CorpAcq to manage expenses and recruit and retain key employees; the ability of CCVII or the CorpAcq Group to issue equity or equity linked securities in connection with the Transactions or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the potential U.S. government shutdown; the impact of certain geopolitical events, including wars in Ukraine and the surrounding region and between Israel and Hamas; the impact of a current or future pandemic on CorpAcq, CCVII, the CorpAcq Group’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; those factors discussed under the heading “Risk Factors” in the Registration Statement, 2023, as may be amended from time to time, and other documents filed, or to be filed, with the SEC by CCVII or CorpAcq Group. If any of these risks materialize or CorpAcq’s, CorpAcq Group’s or CCVII’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward looking statements. There may be additional risks that neither CorpAcq, CorpAcq Group nor CCVII presently know or that CorpAcq, CorpAcq Group and CCVII currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward looking statements. In addition, forward looking statements reflect CorpAcq’s, CorpAcq Group’s and CCVII’s expectations, plans or forecasts of future events and views as of the date of this Current Report. CorpAcq, CorpAcq Group and CCVII anticipate that subsequent events and developments will cause CorpAcq’s, CorpAcq Group’s and CCVII’s assessments to change. However, while CorpAcq, CorpAcq Group and CCVII may elect to update these forward looking statements at some point in the future, CorpAcq, CorpAcq Group and CCVII specifically disclaim any obligation to do so. These forward looking statements should not be relied upon as representing CorpAcq’s, CorpAcq Group’s and CCVII’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward looking statements. An investment in CorpAcq, CorpAcq Group or CCVII is not an investment in any of CorpAcq’s, CorpAcq Group’s or CCVII’s founders’ or sponsors’ past investments or companies or any funds affiliated with any of the foregoing. The historical results of these investments are not indicative of future performance of CorpAcq, CorpAcq Group or CCVII, which may differ materially from the performance of past investments, companies or affiliated funds.

No Offer or Solicitation

This Current Report does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This Current Report is not, and under no circumstances is to be construed as, a proxy statement or solicitation of a proxy, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CorpAcq, CorpAcq Group, CCVII, Churchill Sponsor VII LLC and their respective directors and executive officers may be deemed participants in the solicitation of proxies from CCVII’s shareholders and warrantholders with respect to the Transactions. A list of the names of CCVII’s directors and executive officers and a description of their interests in CCVII is set forth in CCVII’s filings with the SEC (including the Registration Statement and Annual Reports and Quarterly Reports filed by CCVII with the SEC on Forms 10-K and 10-Q, respectively and any other documents filed in connection with the Transactions) and are available free of charge at the SEC’s website located at www.sec.gov, or by directing a written request to Churchill Capital Corp VII at 640 Fifth Avenue, 12th Floor, New York, NY 10019. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the definitive proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read each of the Registration Statement, and the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description
99.1	Joint Press Release of Churchill Capital Corp VII, CorpAcq Holdings Limited and CorpAcq Group Plc, dated November 17, 2023
99.2	Investor Presentation of CCVII and CorpAcq dated November 2023
104	Cover Page Interactive Data File-Embedded within the inline XBRL document

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 17, 2023

Churchill Capital Corp VII

By:	/s/ Jay Taragin
	Name:	Jay Taragin
	Title:	Chief Financial Officer

Exhibit 99.1

CorpAcq and Churchill Capital Corp VII Announce Filing of Registration Statement on Form F-4 in Connection with Proposed Business Combination and CorpAcq’s First Half 2023 Results

ALTRINCHAM, England and NEW YORK, November 17, 2023 – CorpAcq Holdings Limited ("CorpAcq"), a corporate compounder with a proven track record of acquiring and supporting founder-led businesses, Churchill Capital Corp VII ("Churchill VII") (NYSE: CVII), a special purpose acquisition company, and CorpAcq Group Plc, a public limited company incorporated under the laws of England and Wales ("CorpAcq Group"), announced today the filing of a registration statement of CorpAcq Group on Form F-4 (the "Registration Statement") with the U.S. Securities and Exchange Commission (the “SEC”) on November 17, 2023.

The Registration Statement contains a proxy statement/prospectus in connection with the definitive agreement entered into between Churchill VII, CorpAcq and CorpAcq Group with respect to the proposed business combination (the “Merger Agreement”, and the transactions contemplated thereby, the “Transactions”). While the Registration Statement has not yet become effective and the information contained therein is subject to change, it provides important information about CorpAcq, CorpAcq Group, Churchill VII and the Transactions.

As announced on August 1, 2023, CorpAcq intends to go public through a business combination with Churchill VII. Upon closing, CorpAcq Group will be a publicly traded corporate compounder with a portfolio of 42 businesses (as of September 30, 2023) that have strong asset bases, operate in resilient industries with high barriers to entry, and generate strong growth and free cash flow.

The Transactions, which have been approved by the Boards of Directors of CorpAcq and Churchill VII, are expected to close in early 2024 and is subject to approval by Churchill VII's shareholders, the Registration Statement being declared effective by the SEC, Churchill VII having available cash at closing of at least $350 million, net of transaction fees, and other customary closing conditions. Upon completion of the Transactions, the combined company will operate as CorpAcq Group Plc and is expected to be listed on the New York Stock Exchange under the ticker “CPGR”.

In addition, CorpAcq’s performance in the first six months of 2023 has been strong, with organic revenue growth of approximately 9% and organic adjusted EBITDA growth of approximately 11%. For the six months ended June 30, 2023, CorpAcq had total revenues and adjusted EBITDA of approximately £341.6 million and £60.6 million, respectively. Further information on CorpAcq’s financial performance for the first six months of 2023 is available in the Registration Statement.

UBS Investment Bank is serving as financial advisor to CorpAcq. Citigroup Global Markets Inc. is serving as capital markets advisor to Churchill VII. Reed Smith LLP is serving as legal counsel to CorpAcq. Weil, Gotshal & Manges LLP is serving as legal counsel to Churchill VII.

About CorpAcq Holdings Limited

CorpAcq is a corporate compounder founded in 2006 with deep commercial experience and a diversified portfolio of 42 companies (as of September 30, 2023) across multiple large industries. CorpAcq has a track record of unlocking business potential and long-term growth for small and medium-sized enterprises through its established M&A playbook and decentralized operational approach. CorpAcq's executive team develops close relationships with their subsidiaries’ management to support them with financial and strategic expertise while allowing them to retain independence to continue to operate their business successfully. CorpAcq is headquartered in the United Kingdom.

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About Churchill Capital Corp VII

Churchill Capital Corp VII was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Important Notices Relating to Financial Advisors

UBS AG London Branch ("UBS") is authorized and regulated by the Financial Market Supervisory Authority in Switzerland. It is authorized by the PRA and subject to regulation by the FCA and limited regulation by the PRA in the United Kingdom. UBS provided financial advice to CorpAcq and no one else in connection with the process or contents of this announcement. In connection with such matters, UBS will not regard any other person as its client, nor will it be responsible to any other person for providing the protections afforded to its clients or for providing advice in relation to the process, contents of this announcement or any other matter referred to herein.

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Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Churchill VII and CorpAcq have based these forward-looking statements on each of its current expectations and projections about future events. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of CorpAcq’s and Churchill VII’s respective management teams and are not predictions of actual performance. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may materially differ from assumptions. Many actual events and circumstances are beyond the control of Churchill VII and CorpAcq. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about Churchill VII and CorpAcq that may cause each of its actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include changes in domestic and foreign business changes in the competitive environment in which CorpAcq operates; CorpAcq's ability to manage its growth prospects, meet its operational and financial targets, and execute its strategy; the impact of any economic disruptions, decreased market demand and other macroeconomic factors, including the effect of a global pandemic, to CorpAcq's business, projected results of operations, financial performance or other financial metrics; CorpAcq's reliance on its senior management team and key employees; risks related to liquidity, capital resources and capital expenditures; failure to comply with applicable laws and regulations or changes in the regulatory environment in which CorpAcq operates; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries that CorpAcq may face; assumptions or analyses used for CorpAcq's forecasts proving to be incorrect and causing its actual operating and financial results to be significantly below its forecasts; CorpAcq failing to maintain its current level of acquisitions or an acquisition not occurring as planned and negatively affecting operating results; the inability of the parties to successfully or timely consummate the Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect CorpAcq Group, which will be the combined company upon closing of the Transactions, or the expected benefits of the Transactions or that the approval of the shareholders of Churchill VII is not obtained; the risk that shareholders of Churchill VII could elect to have their shares redeemed by Churchill VII, thus leaving CorpAcq Group insufficient cash to complete the Transactions or grow its business; the outcome of any legal proceedings that may be instituted against CorpAcq or Churchill VII; failure to realize the anticipated benefits of the Transactions; risks relating to the uncertainty of the projected financial information with respect to CorpAcq; the effects of competition; changes in applicable laws or regulations; the ability of CorpAcq to manage expenses and recruit and retain key employees; the ability of Churchill VII or CorpAcq Group to issue equity or equity linked securities in connection with the Transactions or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; a potential U.S. government shutdown; the impact of certain geopolitical events, including wars in Ukraine and the surrounding region and the Middle East; the impact of a current or future pandemic on CorpAcq, Churchill VII or CorpAcq Group's projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; those factors discussed in under the heading “Risk Factors” in the Registration Statement, as may be amended from time to time, and other documents filed, or to be filed, with the SEC by Churchill VII or CorpAcq Group. If any of these risks materialize or CorpAcq’s or Churchill VII’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither CorpAcq nor Churchill VII presently know or that CorpAcq and Churchill VII currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect CorpAcq’s and Churchill VII’s expectations, plans or forecasts of future events and views as of the date of this communication. CorpAcq and Churchill VII anticipate that subsequent events and developments will cause CorpAcq’s and Churchill VII’s assessments to change. However, while CorpAcq and Churchill VII may elect to update these forward-looking statements at some point in the future, CorpAcq and Churchill VII specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing CorpAcq and Churchill VII’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. An investment in CorpAcq, CorpAcq Group, or Churchill VII is not an investment in any of CorpAcq’s, CorpAcq Group's, or Churchill VII’s respective founders’ or sponsors’ past investments or companies or any funds affiliated with any of the foregoing. The historical results of these investments are not indicative of future performance of CorpAcq, CorpAcq Group, or Churchill VII, which may differ materially from the performance of past investments, companies or affiliated funds.

3

Non-GAAP Financial Measures

This communication includes certain financial measures not presented in accordance with UK GAAP or IFRS including, but not limited to, Adjusted EBITDA, Free Cash Flow, EBITDA Margin, ROIC and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with UK GAAP, or IFRS or any other GAAP and may exclude items that are significant in understanding and assessing CorpAcq’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under UK GAAP, IFRS, or any other GAAP. You should be aware that CorpAcq’s presentation of these measures may not be comparable to similarly-titled measures used by other companies.

CorpAcq believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to CorpAcq’s financial condition and results of operations. CorpAcq believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing CorpAcq’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures.

Additional Information and Where to Find It

This communication does not contain all the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions.

The Registration Statement includes a proxy statement/prospectus to be distributed to Churchill VII’s shareholders and warrantholders in connection with Churchill VII’s solicitation for proxies for the vote by Churchill VII’s shareholders and warrantholders in connection with the Transactions and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued by CorpAcq Group to Churchill’s shareholders and warrantholders in connection with the completion of the Transactions. Before making any voting or other investment decisions, Churchill VII’s shareholders and warrantholders and other interested persons are advised to read the Registration Statement and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Churchill VII’s solicitation of proxies for its special meeting of shareholders and its special meeting of warrantholders to be held to approve, among other things, the Transactions, as well as other documents filed with the SEC by Churchill VII or CorpAcq Group in connection with the Transactions, as these documents will contain important information about CorpAcq, CorpAcq Group, Churchill VII and the Transactions. After the Registration Statement has been declared effective, Churchill VII will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders and warrantholders as of the record date established for voting on the proposed transaction. Shareholders and warrantholders may also obtain a copy of the Registration Statement or definitive proxy statement/prospectus, once available, as well as other documents filed by Churchill VII with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp VII at 640 Fifth Avenue, 12th Floor, New York, NY 10019.

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Participants in the Solicitation

CorpAcq, CorpAcq Group, Churchill VII, Churchill Sponsor VII LLC and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Churchill VII’s shareholders and warrantholders with respect to the Transactions and other matters described in the Registration Statement. A list of the names of Churchill VII’s directors and executive officers and a description of their interests in Churchill VII is set forth in Churchill VII’s filings with the SEC (including the Registration Statement and Annual Reports and Quarterly Reports filed by Churchill VII with the SEC on Forms 10-K and 10-Q, respectively) and are available free of charge at the SEC’s website located at www.sec.gov, or by directing a written request to Churchill Capital Corp VII at 640 Fifth Avenue, 12th Floor, New York, NY 10019. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the definitive proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a proxy statement or solicitation of a proxy, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Media Contact

Christina Stenson / Michael Landau
Gladstone Place Partners
(212) 230-5930

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 Exhibit 99.2

November 2023 Investor Presentation

2 About This Presentation This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a proposed business combination (together with the related transactions, the “proposed transaction”) between CorpAcq Holdings Limited (“ CorpAcq ”) and Churchill Capital Corp VII (“Churchill”) . The information contained herein does not purport to be all inclusive and no representations or warranties, express or implied, are given in, or in respect of, this presentation or any other written or oral communication communicated to the recipient in the course of the recipient’s evaluation of CorpAcq and Churchill and their respective affiliates . The information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material . This presentation does not constitute ( i ) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Churchill, CorpAcq, or any of their respective affiliates . You should not construe the contents of this presentation as legal, tax, accounting or investment advice or a recommendation . You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make any decision . The recipient shall not rely upon any statement, representation or warranty made by any other person, firm or corporation in making its investment or decision to invest in CorpAcq or Churchill or their respective affiliates . To the fullest extent permitted by law, in no circumstances will CorpAcq, Churchill or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith . In addition, this presentation does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of CorpAcq, Churchill or the proposed transaction . Please refer to the definitive merger agreement and other related transaction documents, when available, for the full terms of the proposed transaction . The general explanations included in this presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs . The distribution of this presentation may also be restricted by law and persons into whose possession this presentation comes should inform themselves about and observe any such restrictions . The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non - public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the United States Securities Exchange Act of 1934 , as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third party to use, this presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10 b - 5 thereunder . Forward Looking Statements This presentation includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 . Forward looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters . Churchill and CorpAcq have based these forward looking statements on each of its current expectations and projections about future events . These forward looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics . These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of CorpAcq’s and Churchill’s respective management teams and are not predictions of actual performance . Nothing in this presentation should be regarded as a representation by any person that the forward looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved . These forward looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability . Actual events and circumstances are difficult or impossible to predict and may materially differ from assumptions . Many actual events and circumstances are beyond the control of Churchill and CorpAcq . These forward looking statements are subject to known and unknown risks, uncertainties and assumptions about Churchill and CorpAcq that may cause each of its actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements .. Such risks and uncertainties include changes in domestic and foreign business changes in the competitive environment in which CorpAcq operates ; CorpAcq's ability to manage its growth prospects, meet its operational and financial targets, and execute its strategy ; the impact of any economic disruptions, decreased market demand and other macroeconomic factors, including the effect of a global pandemic, to CorpAcq's business, projected results of operations, financial performance or other financial metrics ; expectations as to future growth in demand for CorpAcq's products and services ; CorpAcq's reliance on its senior management team and key employees ; risks related to liquidity, capital resources and capital expenditures ; failure to comply with applicable laws and regulations or changes in the regulatory environment in which CorpAcq operates ; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries that CorpAcq may face ; assumptions or analyses used for CorpAcq's forecasts proving to be incorrect and causing its actual operating and financial results to be significantly below its forecasts ; CorpAcq failing to maintain its current level of acquisitions or an acquisition not occurring as planned and negatively affecting operating results ; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect CorpAcq Group Plc, (the combined company after the proposed transactions “CorpAcq Group”), or the expected benefits of the proposed transaction or that the approval of the shareholders of Churchill is not obtained ; the risk that shareholders of Churchill could elect to have their shares redeemed by Churchill, thus leaving CorpAcq insufficient cash to complete the proposed transaction or grow its business ; the outcome of any legal proceedings that may be instituted against CorpAcq or Churchill ; failure to realize the anticipated benefits of the proposed transaction ; risks relating to the uncertainty of the projected financial information with respect to CorpAcq ; the effects of competition ; changes in applicable laws or regulations ; the ability of CorpAcq to manage expenses and recruit and retain key employees ; the ability of Churchill or CorpAcq Group Plc to issue equity or equity linked securities in connection with the proposed transaction or in the future ; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries ; the potential U . S . government shutdown ; the impact of certain geopolitical events, including wars in Ukraine and the surrounding region and between Israel and Hamas ; the impact of a current or future pandemic or any future pandemic on CorpAcq, Churchill, or the CorpAcq Group Plc’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks ; those factors discussed under the heading “Risk Factors” in the registration statement on Form F - 4 (the “Registration Statement”) filed by CorpAcq Group Plc on November 17 th , 2023 , as may be amended from time to time, and other documents filed, or to be filed, with the SEC by Churchill or CorpAcq Group Plc . If any of these risks materialize or CorpAcq’s or Churchill’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward looking statements . There may be additional risks that neither CorpAcq nor Churchill presently know or that CorpAcq and Churchill currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward looking statements . In addition, forward looking statements reflect CorpAcq’s and Churchill’s expectations, plans or forecasts of future events and views as of the date of this presentation . CorpAcq and Churchill anticipate that subsequent events and developments will cause CorpAcq’s and Churchill’s assessments to change . However, while CorpAcq and Churchill may elect to update these forward looking statements at some point in the future, CorpAcq and Churchill specifically disclaim any obligation to do so . These forward looking statements should not be relied upon as representing CorpAcq and Churchill’s assessments as of any date subsequent to the date of this presentation . Accordingly, undue reliance should not be placed upon the forward looking statements .. An investment in CorpAcq or Churchill is not an investment in any of CorpAcq’s or Churchill’s founders’ or sponsors’ past investments or companies or any funds affiliated with any of the foregoing . The historical results of these investments are not indicative of future performance of CorpAcq or Churchill, which may differ materially from the performance of past investments, companies or affiliated funds .

3 Financial Information The financial information contained in this presentation has been taken from or prepared based on the historical financial statements of CorpAcq for the periods presented . CorpAcq’s historical financial information prior to 2021 was prepared in accordance with the generally accepted accounting practice in the UK (“UK GAAP”) . Such information has not been audited in accordance with Public Company Accounting Oversight Board (“PCAOB”) standards . Neither Churchill nor CorpAcq can assure you that, had the financial statements been compliant with Regulation S - X under the United States Securities Act of 1933 , as amended (the “Securities Act”), and the regulations of the SEC promulgated thereunder or audited in accordance with PCAOB standards, there would not be differences and such differences could be material . CorpAcq’s financial statements included in the registration statement have been prepared in accordance with IFRS . Furthermore, all financial information of CorpAcq included in this presentation subsequent to June 30 , 2023 is preliminary and unaudited . CorpAcq's independent auditor has not reviewed or performed any procedures on the preliminary, unaudited financial results included in this presentation . Accordingly there may be material differences between the presentation of the financial information included in the presentation and in the registration statement . Certain monetary amounts, percentages and other figures included in this presentation have been subject to rounding adjustments . Certain other amounts that appear in this presentation may not sum due to rounding . Non - GAAP Financial Measures This presentation includes certain financial measures not presented in accordance with UK GAAP or IFRS including, but not limited to, Adjusted EBITDA, Free Cash Flow, EBITDA Margin, ROIC and certain ratios and other metrics derived therefrom . These non - GAAP financial measures are not measures of financial performance in accordance with UK GAAP, or IFRS or any other GAAP and may exclude items that are significant in understanding and assessing CorpAcq’s financial results . Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under UK GAAP, IFRS, or any other GAAP . You should be aware that CorpAcq’s presentation of these measures may not be comparable to similarly - titled measures used by other companies . CorpAcq believes these non - GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to CorpAcq’s financial condition and results of operations . CorpAcq believes that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing CorpAcq’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors . These non - GAAP measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - GAAP financial measures . This presentation also includes certain projections of non - GAAP financial measures . Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, CorpAcq is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort . Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward - looking non - GAAP financial measures is included . Please see the appendix to this presentation for a reconciliation of non - GAAP financial measures used in this presentation to their most directly comparable GAAP metric . Industry and Market Data ; Trademarks This presentation also contains certain statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information, as well as other information based on other third - party or internal sources . This information involves many assumptions and limitations, and you are cautioned not to give undue weight to such information . None of CorpAcq, Churchill or any placement agent has independently verified the accuracy or completeness of the information contained in the industry publications and other publicly available information . Accordingly, none of CorpAcq, Churchill or any placement agent makes any representation as to the accuracy or completeness of that information nor does CorpAcq, Churchill or any placement agent undertake to update such information after the date of this presentation . In addition, this presentation does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of CorpAcq or the proposed transaction . You should make your own evaluation of CorpAcq and of the relevance and adequacy of the information and should make such other investigations as you deem necessary . The information contained in the third party citations referenced in this presentation is not incorporated by reference into this presentation . This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are property of their respective owners . Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM, (c) or (r) symbols, but CorpAcq and Churchill will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights . Additional Information about the Proposed Transaction and Where to Find It This presentation does not contain all the information that should be considered concerning the proposed t ransactions and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction . CorpAcq Group Plc has filed the Registration Statement with the SEC, which includes a proxy statement/prospectus to be distributed to Churchill’s shareholders and warrantholders in connection with Churchill’s solicitation for proxies for the vote by Churchill’s shareholders and warrantholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued by CorpAcq Group Plc to Churchill’s shareholders and warrantholders in connection with the completion of the proposed transaction . Before making any voting or other investment decisions, Churchill’s shareholders and warrantholders and other interested persons are advised to read the Registration Statement and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Churchill’s solicitation of proxies for its special meeting of shareholders and warrantholders to be held to approve, among other things, the proposed transaction, as well as other documents filed with the SEC by Churchill, CorpAcq or CorpAcq Group Plc in connection with the proposed transaction, as these documents will contain important information about CorpAcq, CorpAcq Group Plc, Churchill and the proposed transaction . After the Registration Statement has been declared effective, Churchill will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders and warrantholders as of the record date established for voting on the proposed transaction . Churchill’s shareholders and warrantholders may also obtain a copy of the Registration Statement or definitive proxy statement/prospectus, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www . sec . gov or by directing a written request to Churchill Capital Corp VII at 640 Fifth Avenue, 12 th Floor, New York, NY 10019 . About This Presentation

4 Participants in the Solicitation CorpAcq, CorpAcq Group Plc, Churchill, Churchill Sponsor VII LLC and their directors and executive officers may be deemed participants in the solicitation of proxies from Churchill’s shareholders and warrantholders with respect to the proposed transaction . A list of the names of Churchill’s directors and executive officers and a description of their interests in Churchill is set forth in Churchill’s filings with the SEC (including the Registration Statement and Annual Reports and Quarterly Reports filed by Churchill with the SEC on Forms 10 - K and 10 - Q, respectively and any other documents filed in connection with the proposed transaction) and are available free of charge at the SEC’s website located at www . sec . gov, or by directing a written request to Churchill Capital Corp VII at 640 Fifth Avenue, 12 th Floor, New York, NY 10019 . Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the definitive proxy statement/prospectus when it becomes available . Shareholders, potential investors and other interested persons should read each of the Registration Statement, and the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions . You may obtain free copies of these documents from the sources indicated above . No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . This presentation is not, and under no circumstances is to be construed as, a proxy statement or solicitation of a proxy, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, or exemptions therefrom . INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN . ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE . Risk Factors For a non - exhaustive description of certain risks relating to CorpAcq and CorpAcq Group Plc, including its business and operations, and the proposed transaction, we refer you to “Risk Factors” at the end of this presentation . Please also see the section titled “Risk Factors” in the Registration Statement for more information . Use of Projections This presentation contains certain financial forecast information of CorpAcq, including, but not limited to, estimated results for fiscal year 2023 , including Adjusted EBITDA, revenue and gross margin, and the Company's long - term business model . Such financial forecast information constitutes forward - looking information, and is for informational purposes only and should not be relied upon as necessarily being indicative of future results . The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties . See "Forward - Looking Statements“ above and “Selected Risk Factors” at the end of this presentation . Actual results may differ materially from the results contemplated by the financial forecast information contained in this presentation, and inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved . None of CorpAcq's or Churchill's independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and, accordingly, neither of them have expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation . In addition, the analyses of the CorpAcq and Churchill contained herein are not, and do not purport to be, appraisals of the securities, assets or business of CorpAcq or Churchill . About This Presentation

Today's Presenters

CorpAcq

Simon Orange



CorpAcq

Founder & Chairman

- Established CorpAcq in 2006
- Current role includes identifying and negotiating acquisitions in conjunction with CorpAcq partners and driving funding, strategic development and partnership
- Has been involved in funding and managing businesses and has overseen the creation and growth of several ventures that have exited successfully
- Also a Founder, Investor, and Director of BOL Foods (a company supplying food products to major retailers)

David Martin



CorpAcq

Chief Executive Officer

- Joined CorpAcq as the Finance Director in 2007 and was appointed as Chief Executive Officer in 2011
- Leads all operational matters for CorpAcq and is actively involved with subsidiary businesses
- Has had extensive involvement with the management and financial control of UK manufacturing businesses across numerous sectors
- Prior to joining CorpAcq, held a number of key positions within Nestle UK, Frank Roberts & Sons, Volex, and GEC

Stuart Kissen



CorpAcq

Head of Acquisitions

- Joined CorpAcq in 2019 as Acquisitions Manager
- Current role includes leading new business origination alongside structuring, negotiating, and executing acquisitions
- Began career at Goldman Sachs followed by 11 years at Glencore, ultimately as Head of Sugar Trading Globally
- Garnered commercial experience at Glencore managing a global physical and paper trading book as well as leading contract negotiations alongside complementary M&A activities

Churchill

Michael Klein



CHURCHILL CAPITAL VII

Chairman and CEO

- Founder and CEO of Churchill I-VII which have completed four business combinations to date
- Founder and managing partner of M. Klein and Company, which he founded in 2012
- Background in strategic advisory work was built during his 30+ year career, including more than two decades at Citi and its predecessors
- Previously CEO of Citi's institutional businesses, which had aggregate revenues of approximately $20 billion and 65,000 employees
- Served as a private advisor to the Government of the United Kingdom in responding to the financial market crisis

Source: CorpAcq and Churchill Capital Corp VII Management.

5

CorpAcq to Go Public in Partnership With Churchill Capital VII

CHURCHILL CAPITAL VII | CorpAcq

1. CorpAcq to go public via a business combination with Churchill Capital Corp VII (NYSE: CVII) in a transaction anticipated to create a **differentiated acquisition platform** that offers a compelling combination of **earnings growth and attractive risk-adjusted returns with a valuation of approximately 10x 2023E Adjusted EBITDA**

2. CorpAcq is a **corporate compounder anchored by a diversified portfolio of 42[1] small-to-medium sized enterprises ("SMEs")[2]** within the UK that has **stable and profitable asset-rich businesses** which from 2018 - 2022 delivered organic subsidiary-level Adj. EBITDA growth[3] of 7% and total Adj. EBITDA[4] growth of 17%, with 15% year-over-year Adj. EBITDA growth in 1H'23

3. In partnership with Churchill Capital Corp VII, CorpAcq expects to be able to accelerate its successful platform strategy by **increasing its capital deployment and acquisition pace**

4. Since 2006, CorpAcq has developed a track record as a **"preferred buyer" for well-established, founder-led SMEs** across the UK by maintaining autonomy within the businesses and investing for long-term performance

5. This **attractive transaction** structure **aligns interests** between CorpAcq's management team and shareholders of the post-closing combined company and offers the potential opportunity for the newly public company to **pay a regular dividend from closing at an intended yield of approximately 4% at current valuation**

6. Business combination is expected to **close in early 2024** resulting in the opportunity for **Churchill Capital Corp VII investors to become CorpAcq shareholders**

7. **Strong shareholder alignment** as sponsors are expected to **forfeit and unvest more than 75%[5] of founder shares on day one** with additional revesting and earn-in hurdles significantly above deal price

(1) As of 9/30/2023. (2) SME defined by CorpAcq as business with 10-249 employees. (3) Organic growth is calculated as the aggregate growth of subsidiary-level Adj. EBITDA of subsidiaries that have been in the portfolio for the entirety of the compared periods. Subsidiary-level Adj. EBITDA is measured as net profit before interest, tax, depreciation and amortization and excludes management fees to CorpAcq. Management fees are fixed amounts charged by CorpAcq Limited to its subsidiaries for general corporate services. Subsidiary-level Adj. EBITDA growth figures are based on UK GAAP audits and have not been audited in accordance with PCAOB standards. (4) See appendix for definition of Adj. EBITDA and reconciliation to its most directly comparable GAAP metric. (5) Assumes sponsor to forfeit 15mm founder shares and unvest 7.4mm and 4.7mm founder shares at close that are subject to vesting share prices at or above $11.50 per share and $15.00 per share, respectively.

6

CHURCHILL CAPITAL VII | CorpAcq

The CorpAcq Platform

A diversified platform underpinned by a foundation of proven assets and supplemented by an acquisition engine that is expected to drive shareholder returns

Current Key Company Statistics(1)

42
Total Subsidiaries

>3.5k
Total Employees Across Subsidiaries

>30 years
Average Age of Subsidiaries

>6
Average Number of Years in Portfolio Across Subsidiaries

46 *Companies acquired*
3 *Sold at strong returns(3)*
4 *Management changes*

~$860mm
LTM Revenue

CorpAcq Engine For Value Creation

Stable, Cash-Generative Companies

\+

Consistent and Accretive Acquisition Engine

Acquisition Engine

Acquisition Targets

~$25mm+
EBITDA acquired per year

Stable
Retained proven management team

Profitable
with ~15% EBITDA margin

Accretive
with +20%(2) returns on investment

CorpAcq's Funding Path

Self Funding → Alcentra Capital / Asset Finance → Goldman Sachs Pref → Go Public

Source: CorpAcq Management.
Note: Financials based on IFRS audits. LTM financials as of 6/30/2023. Assumes USD:GBP exchange ratio of 1.286:1 (5-day vwap from time of merger announcement on 8/1/2023) (1) Company statistics are as of 9/30/2023. (2) Returns on investment for acquisitions are defined as operating income minus tax, interest and debt service divided by CorpAcq's cash investment. Return metrics for target acquisition are based on seven of CorpAcq's recently completed acquisitions between 2019-2023. (3) CorpAcq sold 3 businesses (Regency, Vista, M&S) for more than 10x total cash invested.

7

CorpAcq's Acquisition Structure Focuses on Lowering Risk and Driving Returns

CHURCHILL CAPITAL VII | CorpAcq

CorpAcq achieves consistently attractive returns on its deployed capital partially through its acquisition structures

Illustrative Sample Acquisition Structure	Acquisition Structure Benefits
Acquisition Cost *(Mid-Single Digits EV / EBITDA multiple)*	*Status as a **"preferred buyer"** enables CorpAcq to **purchase founder led SMEs for attractive multiples***
Acquisition Funding Sources ***~50%*** *Cash* + ***~25%*** *Debt (at Subsidiary Level)* + ***~25%*** *Performance-Linked Deferred Compensation*	*Immediate and growing **free cash flow[2] for dividend***
Ability to drive +20%[1] return on cash investment from Day 1	***Potential to add attractive returns on deployed capital***

Entry to public markets can provide the potential for equity-linked compensation to help drive returns

Source: CorpAcq Management.
(1) Return on cash investment for acquisitions is defined as operating income minus tax, interest and debt service divided by CorpAcq's cash investment. Return metrics for target acquisition are based on seven of CorpAcq's recently completed acquisitions between 2019-2023 and do not represent the performance of entire portfolio. Past performance is not indicative of future results. (2) Free cash flow is defined as cash flow from operations minus net CapEx. See reconciliation in appendix for definition of net CapEx.

8

9 Historical Roadmap for Achieving Compounding Free Cash Flow & Dividend Growth Combining its diversified portfolio of stable companies and a low - risk, high cash return acquisition strategy has provided the b ase for dividend capacity (2) growth Organic GDP + top - line growth combined with operational support and exposure to essential UK end - markets Organic + Acquisition - driven growth Source: CorpAcq Management. (1) Free Cash Flow is defined as Cash Flow from Operations minus net CapEx. See reconciliation in appendix for definition of net CapEx. (2) Dividend capacity is defined as Free Cash Flow. CorpAcq’s Compounding Platform Strategy Has Delivered FCF Growth and Dividend Capacity Organic EBITDA Growth Long - Term EBITDA Growth Attractive M&A Platform Strong Free Cash Flow (1) Growth & Dividend (2) Potential Deep pool of founder - led SMEs in the UK

CHURCHILL CAPITAL VII | CorpAcq

CorpAcq Financial Overview[1]

CorpAcq has a record of organic top-line growth and cash flow generation driven by its acquisition strategy

Key Financial Metrics (UK GAAP)

16% / 4%
Revenue CAGR / Organic Revenue Growth[2,3]
(2018 – 2022)

17% / 7%
Adj. EBITDA CAGR / Organic Subsidiary-Level Adj. EBITDA Growth[2,3]
(2018 – 2022)

Key Financial Metrics (IFRS)

12% / 15%
1H'23 Revenue / Adj. EBITDA Growth

~17%
Adjusted EBITDA Margin[4]
(LTM)

~16%
Adjusted Return on Invested Capital[5]
(LTM)

Attractive and Diversified Business Mix

Adjusted EBITDA[6] (2022)



Other Subsidiaries(7)
Top 10 Subsidiaries

Top 10 subsidiaries accounted for less than two-thirds of total 2022 Adj. EBITDA[6]

Historical Financial Performance



Revenue(2,3) ($mm)
UK GAAP
IFRS
Revenue CAGR: 16%
Organic Revenue Growth: 4%
Resilience through COVID
$451
$615
$615
$717
$722
$814
$820
$860
$863
$938
$951
18A
19A
20A
21A
22A
LTM
23E



Adj. EBITDA(2,3) ($mm)
UK GAAP
IFRS
Adj. EBITDA CAGR: 17%
Organic Subsidiary-Level Adj. EBITDA Growth: 7%
$70
$86
$84
$127
$118
$139
$129
$149
$139
$162
$152
18A
19A
20A
21A
22A
LTM
23E

Source: CorpAcq Management.
Note: Financial information prior to 2021 based on UK GAAP audits and has not been audited in accordance with PCAOB standards. Financial information beginning in 2021 is presented based on both UK GAAP and IFRS audits. LTM as of 6/30/2023. FY2023E financials are estimates from CorpAcq Management. Assumes USD:GBP exchange ratio of 1.286:1. (1) Past performance is not an indication of future results. (2) Organic growth is calculated as the aggregate growth of revenue or subsidiary-level Adj. EBITDA, as applicable, of subsidiaries that have been in the portfolio for the entirety of the compared periods. Subsidiary-level Adj. EBITDA is measured as net profit before interest, tax, depreciation and amortization and excludes management fees to CorpAcq. Management fees are fixed amounts charged by CorpAcq Limited to its subsidiaries for general corporate services. (3) CAGR and organic growth are measured from FY2018 – FY2022 and based on UK GAAP audits. (4) Adj. EBITDA definition and reconciliation provided in appendix. (5) Adjusted ROIC calculated as Adjusted Net Operating Profit After Taxes / Total Invested Capital; reconciliation provided in appendix. (6) Adj. EBITDA is based on IFRS audits and is measured as earnings before interest, tax, depreciation and amortization and excludes management fees to CorpAcq. (7) Includes costs allocated to corporate overhead.

10

11 FY2022 Reported Incremental Contribution From FY2022 Acquisitons (1,3,6) FY2022 Run Rate Metrics (1) Acquisitions Signed YTD (2,3,6) Revenue (£mm) 814 25 839 80 Adj. EBITDA (£mm) 139 5 144 12 Adj. EBITDA Margin 17% 19% 17% 15% Source: CorpAcq Management. Note: 2022 reported financial information based on IFRS audits. Assumes USD:GBP exchange ratio of 1.286:1. (1) Assumes financials as if companies were acquired as of January 1, 2022. (2) Financials for 2023 acquisitions are based on FY2022 figures. (3) Subsidiary - level Adj. EBITDA is measured as net profit before interest, tax, depreciation and amortization a nd excludes management fees to CorpAcq. Management fees are fixed amounts charged by CorpAcq Limited to its subsidiaries for general corporate services. (4) Adj. EBITDA definition and reconciliation provided in appendix. (5) Revenue and subsidiary - level Adj. EBITDA are based on CorpAc q management estimates. (6) Sum of FY2022 Adj. EBITDA for CorpAcq and incremental subsidiary - level Adj . EBITDA from 2022 acquisitions. (4) (3) (3) (6) Portfolio Companies: 34 (as of January 1 st ) + 3 (acquired during year) Portfolio Companies: 37 CorpAcq’s Current Portfolio Performance

12 $68 $78 1H'22 1H'23 $814 $860 $938 $896 FY'22A LTM'23 FY'23E $393 $439 1H'22 1H'23 Note: 2022 and 1H’23 reported financial information based on IFRS audits. LTM as of 6/30/2023. Assumes USD:GBP exchange ratio of 1.286:1. (1) Year End 2022 net leverage is calculated as net debt at year end divided by FY2022 Run - Rate Adj. EBITDA (2) June 2023 net le verage is calculated as net debt adjusted for acquisitions since June 2023 divided by FY 2023E Adj. EBITDA Revenue ($mm) Adj. EBITDA ($mm) Net Leverage Based on FY Adj. EBITDA Acquisitions 2.9x 2.8x Year End 2022 June 2023 Minimal contribution to 1H’23 Revenue and Adj. EBITDA due to timing of acquisitions LTM + 2H’23 contributions from closed acquisitions LTM + 2H’23 contributions from closed acquisitions 1H’23 Acquisitions 2H’23 Acquisitions (1) (2) CorpAcq 1H’23 Performance Update CorpAcq had a strong 1H’23 performance, delivering 12% revenue and 15% EBITDA growth led by above trend organic growth

Partnership With Churchill Capital Corp VII Anticipated to Help Unlock CorpAcq's Next Leg of Growth

CHURCHILL CAPITAL VII | CorpAcq

CorpAcq (Corporate Acquisitions & Investments)

- Founder-led, **scaled, profitable,** and diversified **compounder**
- **Established M&A playbook** with flexible structures in a **large pool** for potential acquisitions
- **Proprietary sourcing channels** developed on the back of CorpAcq's strong reputation and trust
- **Perpetual ownership horizon** and **prudent leverage** focused on long-term value creation
- **Decentralized operational style** empowering management teams and fostering autonomy
- **Strong free cash flow**[1] profile and potential ability to **pay dividend from closing**
- **Scalable** model with a track record of **growth and resilience** through cycles

+

CHURCHILL CAPITAL VII

- **Aligned interests** and **complementary skills** to CorpAcq's management team and shareholders
- **Strong leadership team** with **extensive networks** of corporates, advisors and investors
- Access to **capital with potential to accelerate CorpAcq's growth** and its acquisition pace
- Infrastructure to **assist CorpAcq and its portfolio companies** in their growth and value enhancement
- **Significant experience** in capital markets, M&A, and bringing leading companies public
- Lineup of former executives of S&P 500 companies with **significant operational expertise across sectors**
- 5 transactions closed with **$10+ billion of capital delivered**[2,3]

Source: CorpAcq and Churchill Capital Corp VII Management.
(1) Free Cash Flow is defined as Cash Flow from Operations minus net CapEx. See reconciliation in appendix for definition of net CapEx. (2) Past performance is not indicative of future results. (3) Represents trust proceeds (net of redemptions) plus incremental capital raised in connection with Churchill Capital Corp I, II, III, IV and CF Finance Acquisition Corp.

13

Opportunity to Own a Differentiated Growth Story

CHURCHILL CAPITAL VII | CorpAcq

CorpAcq's profitable track record, growth runway, current industry positioning, lower-risk acquisition strategy, and cash flow generation to support dividends represent a differentiated investment opportunity

1. Platform For Value Creation

Portfolio of **42 companies** and growing

- **A** Low-risk strategy of acquiring businesses to **drive shareholder value**
- **B** Existing **diversified portfolio** of UK SMEs
- **C** Systematic approach for **targeted support**
- **D** **"Preferred buyer" status** with targets drives accretive values
- **E** Established, **reputable owner-manager** since 2006

+

2. Tangible Growth Drivers

L4Y Adj. EBITDA CAGR of **17%**(1)

- **A** Consistent organic growth tied to **essential end-markets**
- **B** Established playbook and **tight parameters for acquisitions**
- **C** Access to capital designed to **accelerate acquisition pace**
- **D** Deep near- & long-term pipeline of attractive **local UK businesses**
- **E** Increase target size and **extend geographic reach to US**

▶

3. Compelling Profile for Compounding Returns

Adj. EBITDA Growth + Acquisitions + Dividends = **Long-Term Shareholder Value**

- **A** Compelling financial profile designed to **deliver compounding returns**
- **B** **Attractive entry point** with a differentiated story
- **C** Potential for high **risk-adjusted return on cash investment**(2)
- **D** Potential **strong dividend yield** from closing
- **E** Management "skin in the game" ensures **alignment of interest post-closing**

Source: CorpAcq Management.

(1) Based on UK GAAP audits and has not been audited in accordance with PCAOB standards. (2) Return on cash investment for acquisitions are defined as operating income minus tax, interest and debt service divided by CorpAcq's cash investment. Return metrics for target acquisition are based on seven of CorpAcq's recently completed acquisitions between 2019-2023 and do not represent the performance of entire portfolio. Past performance is not indicative of future results.

14

15 1 Platform for value creation 01

1A

Proven Strategy to Drive Value Creation

CHURCHILL CAPITAL VII | CorpAcq

CorpAcq's value creation ability has been refined since 2006 into a well-oiled acquisition and operations machine

Employs a lower-risk strategy to acquire stable and profitable founder-led SMEs with **operating track records**	**>30 years**[1] average age of companies	**Established** and **profitable**
Retention of founders and management teams **ensures continued entrepreneurial approach**	**Aligned interests with founder-sellers** post-acquisition	Drives **"preferred buyer"** status
Helps **drive organic growth** across portfolio	**~7%**[2,3] Organic subsidiary-level Adj. EBITDA growth	**Cross-selling** opportunities
Leverages scale to **professionalize portfolio companies**	**Back office** support	**Deploy best practices** across portfolio
M&A track record and market reputation as a **"preferred buyer"**	**17%**[3] Adj. EBITDA growth	**>20%**[4] Return on cash investment

Source: CorpAcq Management.

Note: Financials based on UK GAAP audits and has not been audited in accordance with PCAOB standards. (1) As of 6/30/2023. (2) Organic growth is calculated as the aggregate growth of subsidiary-level Adj. EBITDA of subsidiaries that have been in the portfolio for the entirety of the compared periods. Subsidiary-level Adj. EBITDA is measured as net profit before interest, tax, depreciation and amortization and excludes management fees to CorpAcq. Management fees are fixed amounts charged by CorpAcq Limited to its subsidiaries for general corporate services. (3) Growth is measured from 2018-2022. (4) Return on cash investment for acquisitions are defined as operating income minus tax, interest, and debt service divided by CorpAcq's cash investment. Return metrics for target acquisition are based on seven of CorpAcq's recently completed acquisitions between 2019-2023 and do not represent the performance of entire portfolio. Past performance is not indicative of future results.

16

17 Source: CorpAcq Management. (1) As of 9/30/2023. Select End Markets Served 42 (1) Portfolio companies and management teams Diversified and large end markets help contribute to overall portfolio risk mitigation Business & Management Diversity Residential Infrastructure Non - residential Manufacturing Chemicals Industrials Oil & Gas Services Repair & Remodel Transport Consumer Goods Portfolio of 42 businesses and counting creates diversification and helps mitigate risk through cycles 1B Diversified Portfolio of Strong UK SMEs

1C

CorpAcq's Systematic Support Drives Business Focus for Subsidiaries…

CHURCHILL CAPITAL VII | CorpAcq

Decentralized and scalable structure allows autonomy for portfolio companies while adding value

CorpAcq Organizational Overview



CorpAcq
CORPORATE ACQUISITIONS & INVESTMENTS
Simon Orange
Chairman
David Martin
CEO
Nick Cattell
CFO
Steve Scott
COO
Stuart Kissen
Acquisitions
Finance
Operations
Deal generation / acquisition team
Administration
Property and Leasing
Health and Safety
Purchasing
Investor Directors
Portfolio Companies

Allows founders to focus on and grow their business

How CorpAcq Helps in Professionalizing Businesses

1. **Investor Director appointed to the board of each portfolio business** to oversee and assist
2. A **strong, transparent, mutually beneficial relationship** built with the business through ongoing communication across teams
3. Monthly board meetings **attended by the Investor Director and COO** with the business
4. **Consistent reporting frameworks** and best practices developed since 2006
5. Access to bank accounts, Companies House and other key information points obtained to **ensure effective governance**

Source: CorpAcq Management.

18

1C

…And is Expected to Continue to Drive Top-Line Growth and Margin Expansion

CHURCHILL CAPITAL VII | CorpAcq

Combination of revenue upside and back-office functions optimization across portfolio companies is key to bringing the business to the next level

Growth Levers

Subsidiaries	Example revenue synergy[1]
W.P.I. Group, Metcalfe, Filtermech, Olympus Engineering, Hessle	**New Customer / End Market Introduction** ✓ Facilitated knowledge and best-practice sharing by WPI allowing Metcalfe to diversify its workstreams into Civil Engineering ✓ FMG subcontracting specialist work to Olympus and Olympus leveraging machine supplier discounts negotiated by FMG, benefiting both companies ✓ Assisted Hessle in introducing an industrial forktruck division in 2012, now contributing ~19%[2] of revenues and contributing to ~100% subsidiary profit growth over 10 years[3]
Carrylift Group, DGP, Gray Forklift, Hessle, GM Leitch Materials Handling, Glass Craft, Shepley	**Cross Selling[1]** ✓ Carrylift, DGP, Gray, Hessle, and GM Leitch share marketing tools and engineering to win national contracts by offering coverage of the whole country ✓ Opportunities to offer a broader range to customers by drawing on the greater portfolio of equipment ✓ Glasscraft and Shepley cross sell glass for sealed units

Targeted Support

Subsidiaries	Example revenue synergy[1]
CorpAcq Corporate Acquisitions & Investments	✓ Utilizing economies of scale to acquire better prices for non-core purchases ✓ Bringing expertise to improve financing, R&D claims, business rates
Carrylift Group	✓ Re-engineering the business to focus on higher margin long-term hire (improved GM ~7%)[4] ✓ Restructured operations reducing overhead and depots, improving overall subsidiary profit by 55% and profit margin by ~10%[4]
Key Forensic Services Limited	✓ Changed management team ✓ Transitioned business from low volume and low margin customer base ✓ Invested in new kit and premises
CaviTech Solutions	✓ Developed management team ✓ Engaged in reviewing capacity from a ceiling of $10mm[5] turnover through investment and diversification

Source: CorpAcq Management.
Note: Financials based on UK GAAP audits and have not been audited in accordance with PCAOB standards (1) Illustrative purposes only. Prior results not indicative of future performance. (2) Average % of annual revenue from FY2019-2022. (3) Growth is measured from FY2012-2022. (4) Subsidiary profit and margin improvement measured for the period of FY2019-2022. (5) Assumes USD:GBP exchange ratio of 1.286:1.

19

1D

"Preferred Buyer" Status on the Back of Management-Empowered Value Proposition

CHURCHILL CAPITAL VII | CorpAcq

CorpAcq's status as a "preferred buyer" status and patience is key to driving accretive acquisitions

Preserving the Entrepreneurial Spirit

✓ CorpAcq **focuses on keeping founder management teams in place** and allows them to **continue to execute successful business** strategy after acquisition

✓ Management teams can benefit from **CorpAcq's deep commercial experience**, portfolio knowledge, and best practices to **achieve next level growth**

✓ CorpAcq **supports investment into business and management for long-term performance**, rather than deploying quick, short-sighted, cost cutting initiatives often employed by trade buyers or PE firms

✓ Succession plans are established for each portfolio company to help **ensure smooth transition in management roles** post-retirement of founders

~17 years[(1)]	~80%[(2)]	~95%[(3)]
Average length of current management teams in place at select subsidiaries	Retained owner managers at acquisition still actively engaged in business	At least one member of underlying management still in place across portfolio post-acquisition

Forming deep relationships with and allowing independent businesses to execute their own strategy enables CorpAcq to purchase off-market assets for attractive multiples

"Preferred Buyer" Status

- **Strong reputation** paired with in-depth **industry and geographical knowledge**
- Strategic partner interested in **long-term performance** and **not forced to sell the business** to satisfy any PE-like fund returns
- Allows successful businesses to continue to **thrive independently**
- Support in business **professionalization**
- Opportunities to extract **operational synergies** via cross-fertilization with other portfolio companies

Source: CorpAcq Management.
(1) Based on subset of 22 subsidiaries with available data. (2) Portfolio company is considered to have vendors still in place post-acquisition if one of the original vendors is still engaged in some capacity; measured across all 42 current businesses. (3) Management is considered to be still in place post-acquisition if one of the original managers is still engaged in some capacity; measured across all 42 current businesses.

20

1E

Established and Reputable Owner & Management Team…

CHURCHILL CAPITAL VII | CorpAcq

Relationship-focused management team creates opportunities to find target companies through existing networks

1. **Highly qualified executive leadership team,** led by Simon Orange, who **identified the potential in the UK SME market** and founders' reluctance to sell to PE and trade buyers
2. Management form **deep relationships with subsidiaries**, understanding their vision and giving them autonomy in running their business – this allows management **to purchase off-market assets for attractive multiples**
3. Senior management brings together the **necessary commercial knowledge, extensive networks, and operational awareness** to make successful acquisitions

# of Years at CorpAcq

Name	Title	# of Years at CorpAcq
Simon Orange	Founder & Chairman	17 years
David Martin	Chief Executive Officer	16 years
Nick Cattell	Chief Financial Officer	10 years
Steve Scott	Chief Operating Officer	11 years
Stuart Kissen	Head of Acquisitions	4 years
Graham Pilkington	Senior Investor Director	17 years
Owen Hyland	Head of Operational Finance	4 years
Mike Moore	Group Finance Manager	9 years
Paul Middlehurst	Group Health & Safety Officer	4 years
Paul Baird	Group HR Manager	8 years
Graham Young	Head of Properties & Leasing	13 years

Source: CorpAcq Management.

21

1E

…With Track Record of Delivering Growth[1]

CHURCHILL CAPITAL VII | CorpAcq

Strong organic growth compounded with disciplined M&A that has diversified and enhanced the CorpAcq platform

Adj. EBITDA Growth Breakdown



$mm
L4Y CAGR (%)
+17%
Reported
+7%
Average Subsidiary-Level Adj. EBITDA Growth(2,3)
15%
1H'23 Growth(2)
UK GAAP
IFRS
$70
$25
$34
$129
$139
$139
$149
FY18A
Organic(2)
M&A
FY22A
LTM

History of Portfolio Build-Up

Year	Acquisitions	#
2007–12	Metcalfe, Filtermech, Carrylift Group, glass craft, Hessle	5
2013	Adlington Welding Supplies Ltd	1
2014	Olympus Engineering	1
2015	Northern Packaging, GM Leitch Materials Handling, grayforklift, Strategic Resources	4
2016	DGP, CaviTech Solutions, Aintree Plastics, Campbell Plant Hire	6
2017	Shepley, Glenavon	2
2018	MSW, KeyForensic Services, KeyForensic Solutions, Cotton, W.P.I., MB Heating Ltd, 2 Recycling	8
2019	TGS, Plant Hire UK Ltd, Qualitech, WHGood Automation, Border	5
2020	Paused acquisitions during Covid to focus and invest in portfolio companies	-
2021	Ferrous Protection	2
2022	Cwmtillery Glass Centre, Bereco, Total Environmental Technology	3
2023[4]	Lynton, Hamilton & Brydie, EnviroCleanse Ltd, Heritage, Carlisle Refrigeration	5

Source: CorpAcq Management.
Note: Financial information prior to 2021 is based on UK GAAP audits and has not been audited in accordance with PCAOB standards. Financial information beginning in 2021 is presented based on both UK GAAP and IFRS audits. Assumes USD:GBP exchange ratio of 1.286:1. (1) Past performance is not an indication of future results. (2) Organic growth is based on the cumulative organic contribution from subsidiary-level Adj. EBITDA from FY2018 – FY2022. Any subsidiary-level Adj. EBITDA growth from the initial year acquired is included in M&A and growth thereafter is organic. (3) Subsidiary-level Adj. EBITDA is measured as net profit before interest, tax, depreciation and amortization and excludes management fees to CorpAcq. Management fees are fixed amounts charged by CorpAcq Limited to its subsidiaries for general corporate services. (4) Acquisitions closed as of 10/31/2023.

22

23 2 Tangible upside levers 02

24 Accelerate growth via access to capital Target greater scale and new geographies Secular trends in core business Continue accretive M&A strategy Large pipeline of opportunities Scale the model to larger transactions and to the US Organic growth from existing businesses A E C Proven M&A playbook for compounding growth B Target - rich environment for growth via local UK businesses D Grow Core Initiatives Expand the Core: M&A and Targeted Support Accessing liquid, public markets capital Source: CorpAcq Management. Combination of strong organic foundation and M&A playbook aims to deliver compounding long - term performance 2A Multiple Opportunities to Drive Future Growth

Supported by Attractive Industry Trends in the UK

2A

CHURCHILL CAPITAL VII | CorpAcq

Select End Markets Served

Residential	Industrials
Non-residential	Repair & Remodel
Infrastructure	Transport
Manufacturing	Oil & Gas Services
Chemicals	Consumer Goods

UK is a Large and Attractive Market

$3.2tn
2022 GDP

4.2%
2022-27E Nominal GDP CAGR

3.7%
2022 Unemployment Rate

5.5mm
Private Businesses

Favorable UK Industry Trends in CorpAcq's End-Markets

Key Underlying Macro Trends:

- SMEs have grown faster than total UK private business turnover[(1)]
- UK is seeing an acceleration in net migration into the region driven by non-EU nationals via special visa programs

UK Policy Growth Drivers:

- "Levelling Up": UK government investing in infrastructure that aims to support and drive job growth in the Northern region of the UK (where CorpAcq businesses operate)
- Example initiatives include:
  - ✓ Project Gigabit: $6.4bn to improve broadband capabilities across the UK, with disproportionate share of investment outside of London and the South
  - ✓ $6.1bn infrastructure investment in towns across the UK
  - ✓ Commitments to improve transport in eight cities outside of London, amounting to $7.3bn

Source: CorpAcq Management, UK Department for Business, Energy & Industrial Strategy, UK Parliament, IMF World Economic Outlook, April 2023, The Migration Observatory.
Note: Assumes USD:GBP exchange ratio of 1.286:1. (1) SME defined by CorpAcq as business with 10-249 employees; growth measured from 2012-2022.

25

CHURCHILL CAPITAL VII | CorpAcq

2B

Tried and Tested M&A Playbook

CorpAcq has a strong investment methodology and track record

Established Acquisition Strategy

Acquisitions
- ✓ Generate self-originated, off-market acquisition opportunities
- ✓ Target strong companies with long operating histories

Targeted Support
- ✓ Retain existing management teams
- ✓ Support strategic direction
- ✓ Develop high operational efficiency

Reinvestment
- ✓ Reinvest for continued growth

Acquisition Criteria

- ✓ Founder-led profitable business with long operating history
- ✓ Strong management team, committed to next phase of growth
- ✓ High barriers to entry
- ✓ EBITDA in the range of \$1m – \$32m(3)
- ✓ Target EBITDA margin >15%
- ✓ Highly cash-generative
- ✓ Attractive entry EBITDA multiple to achieve 20% returns target

Excellent Execution

Phase 1:
- Review originated targets
- Stringent selection for diligence
- Offers

Phase 2:
- Successfully acquired
- Onboarding
- Monitoring

Attractive Portfolio Statistics

17
Acquisitions completed in the L5Y(1)

~\$4.1mm
Average subsidiary-level Adj. EBITDA(2) in FY2022

17%
LTM Adjusted EBITDA margin(4)

~16%
LTM Adjusted ROIC(4)

Source: CorpAcq Management.
Note: 2022 reported financial information based on IFRS audits Assumes USD:GBP exchange ratio of 1.286:1. (1) Acquisitions completed from November 2018 – October 2023. (2) Subsidiary-level Adj. EBITDA is measured as net profit before interest, tax, depreciation and amortization and excludes management fees to CorpAcq. Management fees are fixed amounts charged by CorpAcq Limited to its subsidiaries for general corporate services. (3) EBITDA target is for a single acquisition with potential for multiple acquisitions in a fiscal year. (4) Definition and reconciliation is provided in the appendix.

26

CHURCHILL CAPITAL VII | CorpAcq

2C

Significant New Capital to Accelerate Growth

Churchill transaction provides capital to optimize CorpAcq's balance sheet and fuel future growth with a wider acquisition range

Capital Raised in Churchill Transaction

$606mm
Cash in Trust[1,2]

Transaction Uses

1. Redeem preferred equity
2. De-lever / fund cash to balance sheet
3. Fund partial secondary to shareholders

Pro Forma Capital Structure[2] ($ in mm)

Gross Debt	**517**
Pro Forma Gross Debt / FY2023E Adj. EBITDA	*3.2x*
Pro Forma Cash[3]	192
Net Debt	**325**
Pro Forma Net Debt / FY2023E Adj. EBITDA	*2.0x*

Conservative Net Leverage

2.0x
Net Leverage[2,3,4]

Significant Dry Powder

~$192mm
Cash on Balance Sheet[2,3]

Source: CorpAcq and Churchill Capital Corp VII Management
Note: Financials based on IFRS audits. FY2023E financials are estimates from CorpAcq Management. Assumes USD:GBP exchange ratio of 1.286:1. Debt balances as of 6/30/2023, adjusted for recently completed acquisitions.
(1) CVII cash-in-trust was US $606mm as of August 31, 2023. (2) Assumes no additional redemptions. (3) Pro forma cash balance assumes $63mm as of June 30, 2023 plus cash from trust after subtracting fees & expenses excluding taxes, redemption of CorpAcq preferred and then up to $257m of secondary proceeds; assumes no additional redemptions and a minimum of $129mm cash to the balance sheet before any secondary proceeds. (4) Net Leverage is calculated as Gross Debt – Pro Forma Cash / FY2023E Adj. EBTIDA. See appendix for the definition and reconciliation of Adj. EBITDA.

27

2D

Target-Rich Environment and Pipeline for Growth

CHURCHILL CAPITAL VII | CorpAcq

CorpAcq has a deep pool in their existing target areas to expand the business via acquisitions

Large White Space in the UK Private Business Market…

- ✓ There are a total of ~**5.5mm** private sector businesses in the UK
  - # of private businesses grew at **c. 1.4%** over the last 10 years
  - Aggregate turnover is **~$5,400bn**
- ✓ Aligned with CorpAcq's subsidiaries in construction, manufacturing, industrials, oil & gas services, transport, and consumer

UK Total Addressable Market of More Than 90k Potential Acquisition Targets



Total # of private businesses in the UK
5.5mm
Total # of SMEs (# of employees up to 250)
5.5mm
# of registered SMEs
2.7mm
# of companies with turnover in the range of $13-154mm
232k
# of companies in CorpAcq's target sectors(1)
>90k

…Fueling Acquisition Pipeline[2]



Current Prospects
Number: 36
EBITDA: $207mm
Active Dialogue
Number: 19
EBITDA: $76mm
Advanced Discussions
Number: 10
EBITDA: $47mm

Source: CorpAcq Management. UK National Statistics.

Note: Assumes USD:GBP exchange ratio of 1.286:1. (1) Includes (i) Construction, (ii) Professional, Scientific and Technical Activities, (iii) Administrative and Support Service Activities. (2) Pipeline status is as of 6/30/2023 and reflects prospective acquisitions not guaranteed to close or result in EBITDA gains for CorpAcq.

28

29 Opportunity Set Over Time Larger UK Opportunities US Expansion UK Core Opportunities Source: CorpAcq Management. CorpAcq has a deep set of potential targets in its core UK market and over time will also have the opportunity to expand into acquiring larger companies and companies in the US market 2E Target Larger Transactions and Scale Model to the US

30 3 Profile for compounding returns 03

Compelling Set-Up to Seek Compounding Returns

CHURCHILL CAPITAL VII | CorpAcq

CorpAcq's platform and upside levers provide several compelling opportunities that aim to compound returns to investors

3A	**Compelling Financial Profile** For Compounding	***Top-line Growth + Cash Flow Generation + Acquisitions + Dividends***
3B	**Attractive Entry Point** With Total Return Strategy	***Pro Forma Enterprise Value of ~$1.7bn(1)***
3C	**High Risk-Adjusted Cash Returns** Via Lower-Risk Acquisition Strategy	***Potential for >20% annual Return on Cash Investment(2)***
3D	**Strong Dividend Capacity(5)** Potential	***Target >50% Payout Ratio(3)***
3E	**Significant Skin-in-the-Game** of CorpAcq Management Ensures Alignment with Shareholders	***~48% Pro Forma Existing Ownership(4)***

Source: CorpAcq Management.

Note: Assumes USD:GBP exchange ratio of 1.286:1. (1) See Proposed Transaction Overview page for further valuation details. (2) Return on cash investment for acquisitions are defined as operating income minus tax, interest and debt service divided by CorpAcq's cash investment. Return metrics for target acquisition are based on seven of CorpAcq's recently completed acquisitions between 2019-2023 and does not represent the performance of entire portfolio. Past performance is not indicative of future results. (3) Payout Ratio defined as % of (Cash Flow from Operations less net CapEx). See appendix for reconciliation of net CapEx. (4) Assumes no additional redemptions from cash in trust and redemption of CorpAcq preferred and up to $257mm of secondary proceeds after a minimum of $129mm cash to the balance sheet. Excludes any shares subject to price vesting thresholds. Pro Forma ownership is not guaranteed and subject to change. (5) Dividend capacity is defined as Free Cash Flow.

31

32 Historical Roadmap for Achieving Compounding Free Cash Flow & Dividend Growth Organic GDP+ top - line growth combined with operational support and exposure to essential UK end - markets Organic + Acquisition - driven growth Source: CorpAcq Management. (1) Free Cash Flow is defined as Cash Flow from Operations minus net CapEx. See reconciliation in appendix for definition of net CapEx. (2) Dividend capacity is defined as Free Cash Flow. Organic EBITDA Growth Long - Term EBITDA Growth Attractive M&A Platform Deep pool of founder - led SMEs in the UK Strong Free Cash Flow (1) Growth & Dividend (2) Potential Combining its diversified portfolio of stable companies and a low - risk, high cash return acquisition strategy has provided the base for dividend capacity (2) growth Compounding Platform Strategy has Delivered FCF Growth and Dividend Capacity 3A

CHURCHILL CAPITAL VII | CorpAcq

3A

Top-Line Growth and Margin Expansion

Management has consistently grown the CorpAcq platform with a focus on revenue and cash flow generation

Revenue ($mm) & % YoY Growth



UK GAAP
IFRS
16% FY2018A – FY2023E CAGR
$451
$615
$615
$717
$722
$814
$820
$860
$863
$938
$951
FY2018A
FY2019A
FY2020A
FY2021A
FY2022A
LTM
FY2023E
NA
36%
Resilience through Covid
17%
14%
NA
16%

Adj. EBITDA ($mm)[1] & Adj. EBITDA Margin (%)



UK GAAP
IFRS
17% FY2018A – FY2023E CAGR
$70
$86
$84
$127
$118
$139
$129
$149
$139
$162
$152
FY2018A
FY2019A
FY2020A
FY2021A
FY2022A
LTM
FY2023E
15%
14%
14%
16%
16%
16%
16%

Gross Profit ($mm) & Gross Profit Margin (%)



UK GAAP
IFRS
15% FY2018A – FY2023E CAGR
$174
$222
$213
$259
$257
$294
$294
$314
$313
$349
$351
FY2018A
FY2019A
FY2020A
FY2021A
FY2022A
LTM
FY2023E
39%
36%
35%
36%
36%
36%
37%

Adj. EBITDA[1] Less CapEx[2] ($mm) & % Conversion



UK GAAP
IFRS
17% FY2018A – FY2023E CAGR
$42
$50
$57
$82
$82
$77
$73
$80
$74
$96
$92
FY2018A
FY2019A
FY2020A
FY2021A
FY2022A
LTM
FY2023E
60%
58%
68%
70%
56%
53%
61%

Source: CorpAcq Management.
Note: Financial information prior to 2021 is based on UK GAAP audits and has not been audited in accordance with PCAOB standards. Financial information beginning in 2021 is presented based on both UK GAAP and IFRS audits. LTM as of 6/30/2023. FY2023E financials are estimates from CorpAcq Management. Assumes USD:GBP exchange ratio of 1.286:1. (1) Adj. EBITDA definition and reconciliation provided in appendix. (2) CapEx includes net cash spend for tangible assets and CapEx funded by hire purchases excluding for one-time CorpAcq Property purchases. See appendix for reconciliation.

33

CHURCHILL CAPITAL VII | CorpAcq

3A

Capital Structure Overview

CorpAcq's capital structure post-transaction expected to optimize to pursue future acquisition targets

Illustrative Pro Forma Capitalization ($mm)

Assumes no additional redemptions

	Current[3]	Pro Forma[7]
Debt:		
Revolving Credit Facility	-	-
Existing Term Loan[1]	253	-
Total Other Debt[2]	253	253
New Term Loan Facility	-	253
Total Debt[3]	**506**	**506**
(+) Debt for Acquisitions since June 2023[4]	11	11
Adjusted Total Debt[5]	**517**	**517**
(-) Cash[3]	(63)	(192)
Adjusted Net Debt[6]	**454**	**325**

Net Leverage[8] Based on FY2023E Adj. EBITDA[9]

Assumes no additional redemptions



2.8x
2.0x
Current Net Leverage
Pro Forma Net Leverage

- Repayment of existing preferred and term loan facility as part of transaction
- Capital structure at close positions CorpAcq favorably to continue to pursue future attractive acquisition targets and expand its reach
- Pro forma net leverage reduced from 2.8x to 2.0x[4] based on FY2023E Adj. EBITDA of $162mm

Source: CorpAcq Management.
Note: Financials based on IFRS audits. FY2023E financials are estimates from CorpAcq Management. Assumes USD:GBP exchange ratio of 1.286:1. (1) Reflects term loan balance amount rather than face value. (2) Includes all interest-bearing loans, excluding preference shares and Alcentra term loan, as well as deferred consideration and lease liabilities. (3) Current balances are as of 6/30/2023. (4) Management estimate for debt includes recently completed acquisitions since 6/30/2023. (5) Adjusted total debt is debt balance as of 6/30/2023 plus any debt for acquisitions completed since 6/30/2023. (6) Adjusted net debt is adjusted total debt less cash balance as of 6/30/2023. (7) Pro Forma balances assume no additional redemptions from cash in trust and subtracting from fees & expenses excluding taxes, redemption of CorpAcq preferred and then up to $257mm of secondary proceeds after a minimum of $129mm cash to the balance sheet; actual available amount for secondary proceeds may vary depending on the amount of redemptions. (8) Net Leverage is calculated as Adjusted Net Debt / FY2023E Adj. EBITDA. (9) Adj. EBITDA definition and reconciliation provided in appendix.

34

3B

Market Leadership Analysis – Key Comparable Companies Deep Dive

CHURCHILL CAPITAL VII | CorpAcq

Closest comparable companies have slightly different acquisition strategies based on industry, value-add, and multiples paid, but execution is a key factor

CorpAcq vs. Key Public Peers

	CorpAcq	ADDTECH	Indutrade	LIFCO	DIPLOMA	BEIJER • ALMA
Primary End-Markets						
Diversified Industrials	✓	✓	✓	✓	✓	✓
Trade						✓
Life Sciences			✓	✓	✓	
Other	✓	✓	✓			✓
Key Geographies	UK	Nordics, DACH, UK	Global (>30 Countries)	Global (>30 Countries)	North America, Europe, Australia	Europe, Asia, North America
M&A Approach						
# of Portfolio Companies	42 (1)	156	238	211	142	39
# of Acquisitions Per Year	~3	~10	~15	~10	~10	~5
Target Business Size	~$1-30mm EBITDA	~$5-15mm Revenue / ~$1-3mm EBITA	~$5-15mm Revenue / ~$1-3mm EBITA	~$1-40mm Revenue	~$1-35mm Revenue / ~$1-7mm EBIT	~$5-65mm Revenue / ~$1-7mm EBIT
Financial Metrics						
Equity Value ($mm)	$1,246 (2)	$4,822	$7,778	$9,701	$4,735	$1,051
3Y EPS CAGR ('19 - '22)	20.1% (3)	19.6%	21.7%	22.7%	16.0%	9.9%
LTM Dividend Yield	Dividend to commence at close	1.3%	1.2%	1.0%	1.9%	2.3%
TEV / FY2023E EBITDA	10.4x (4)	18.0x	16.2x	17.8x	15.5x	10.7x
TEV / FY2024E EBITDA	NA	17.4x	15.8x	18.7x	14.1x	9.8x

Source: Company filings and websites; market prices as of 11/15/2023.

Note: Assumes USD:GBP exchange ratio of 1.286:1. (1) As of 8/31/2023. (2) Reflects CorpAcq post-money equity value at announcement. Assumes no additional redemptions from cash in trust and redemption of CorpAcq preferred and up to $257mm of secondary proceeds after a minimum of $129mm cash to the balance sheet. Excludes any shares subject to price vesting thresholds. (3) Reflects net income CAGR based on UK GAAP audits (adjusted for non-controlling interest) rather than EPS. (4) 2023E EBITDA is an estimate from CorpAcq Management based on IFRS audits.

35

Market Leadership Analysis – Key Financial Metrics

3B

CHURCHILL CAPITAL VII | CorpAcq

Deep comparable universe creates a compelling starting point for CorpAcq's entrance into the public markets

	Sales Growth	EBITDA Growth	EPS CAGR	EBITDA Margin	Net Debt / EBITDA	ROIC
	FY2018 - FY2022	FY2018 - FY2022	3-Year[(1)]	LTM[(2)]	LTM[(2)]	LTM[(2)]
CorpAcq	**17%**	**19%**	**20%**[(3)]	**17%**[(4)]	**3.0x / 2.2x**[(5)]	**16%**[(6)]
ADDTECH	17%	26%	20%	15%	1.6x	19%
Indutrade	13%	19%	22%	18%	1.7x	15%
LIFCO	16%	21%	23%	25%	1.3x	15%
DIPLOMA	22%	27%	16%	21%	1.1x	15%
BEIJER • ALMA	7%	9%	10%	18%	1.9x	11%
Comparables Average	**15%**	**20%**	**18%**	**20%**	**1.5x**	**15%**

Source: CorpAcq Management, FactSet market data as of 11/15/2023.
(1) Period of FY2019 – FY2022. (2) LTM figures as of 6/30/2023. (3) Reflects net income CAGR (adjusted for non-controlling interest) rather than EPS. CorpAcq figure based on UK GAAP audits and has not been audited in accordance with PCAOB standards. (4) CorpAcq 2022 EBITDA margin based on IFRS audits. (5) CorpAcq Net Debt / EBITDA based on IFRS audits. 2.2x reflects pro forma net balance assuming no additional redemptions and after subtracting from fees & expenses excluding taxes, redemption of CorpAcq preferred and then up to $257mm of secondary proceeds after a minimum of $129mm cash to the balance sheet. (6) ROIC for CorpAcq is based on IFRS audits and is calculated as Adjusted Net Operating Profit After Taxes / Total Invested Capital; reconciliation provided in appendix.

36

37 NA 18.7x 17.4x 15.8x 14.1x 9.8x 12.4x 10.0x 9.7x 10.4x 18.0x 17.8x 15.5x 16.2x 10.7x 13.8x 10.4x 10.4x Total Enterprise Value / FY2023E EBITDA (1,2) Total Enterprise Value / FY2024E EBITDA (1,2) Source: FactSet market data as of 11/15 /2023. (1) Metrics reflect non - GAAP financial measures. (2) Enterprise Value is based on fully diluted shares outstanding. (3) Based on Adjusted EBITDA. 2023E Adj. EBITDA is an estimate from CorpAcq Management based on IFRS audits. European Compounders US Diversified Industrials Average: 15.6x Average: 11.6x Average: 15.2x Average: 10.7x Attractive Entry Valuation – Discount to Other Acquisitive Companies 3B (3)

38 8x 10x 12x 14x 16x 18x 20x 0% 5% 10% 15% 20% 25% 30% TEV / 2023E EBITDA Historical 3 - Year EPS CAGR Comparable Companies (1) : Valuation vs EPS Growth Source: FactSet as of 11/15 /2023. Note: CorpAcq financials based on UK GAAP audits and has not been audited in accordance with PCAOB standards. (1) Comparable companies include those with positive L3Y EPS growth ( Beijer Alma, EMCOR, Diploma, Addtech , Indutrade , Johnson Controls, APi Group, and Lifco ). (2) Reflects net income CAGR (adjusted for non - controlling interest) rather than EPS . (3) EPS CAGR measures annual EPS growth from FY2019A - FY2022A. EPS is calculated as GAAP Net Income / fully diluted shares outstanding. (4) Dividend capacity is defined as Free Cash Flow. CorpAcq’s Total Return Story Acquisitions at Mid - Single Digits EBITDA multiples have led to high cash returns and earnings growth Companies have been rewarded for execution and shareholder friendly growth CorpAcq’s focus on quality and strong, attainable cash returns has led to historical double - digit net income growth (2) With its partnership with Churchill Capital, CorpAcq aims to accelerate and expand its strategy and drive shareholder growth In addition to strong earnings growth potential, we expect CorpAcq will be able to pay regular dividends (4) to shareholders x 1 x 2 x 3 x 4 (3) (2) CorpAcq offers an opportunity to own a growth platform strategy that has generated high risk - adjusted returns at an attractive valuation Total Return Story Fueled by Acquisitions 3C

3D

Compelling Cash Profile Should Provide a Strong Capital Returns Story from Inception

CHURCHILL CAPITAL VII | CorpAcq

CorpAcq's strong cash generation aims to provide significant dividend capacity that is expected to grow with the portfolio

Historical Adj. EBITDA Less Net CapEx[1] & Conversion Rate

$mm



FY2021 – FY2022 Average Conversion Rate: ~60%
$127
$82
$139
$77
$149
$80
FY2021
FY2022
LTM
Adj. EBITDA
Adj. EBITDA - Net CapEx

Conversion Rate (%)[2]

FY2021	FY2022	LTM
64%	55%	53%

Framework for Dividend Potential

Run Rate EBITDA	Driven by Organic + Acquisition-Driven Growth
✖	
Average Conversion Rate[3]	~60%
–	
Capital Structure Costs	Pro Forma Structure Provides Flexibility for Acquisition Funding
=	
Strong Dividend Capacity	Driven by Meaningful Existing Cash Flow Generation
Compelling Initial Dividend Yield Potential	Attractive Yield to Peers

Source: CorpAcq Management.

Note: Financials based on IFRS audits. LTM as of 6/30/2023. Adjusted EBITDA and net CapEx are Non-GAAP measures. See appendix for definition and reconciliation. Assumes USD:GBP exchange ratio of 1.286:1. (1) Net CapEx includes net cash spend for tangible assets and additions of tangible assets funded by hire purchases excluding for one-time CorpAcq Property purchases. (2) Conversion Rate % is Adj. EBITDA – Net CapEx / Adj, EBITDA. (3) Average Conversion Rate is based on the average conversion % from 2021-2022.

39

CHURCHILL CAPITAL VII | CorpAcq

3E Proposed Transaction Overview

Illustrative Transaction Sources and Uses

$mm

Sources	Uses	
$606mm Cash in Trust[1,2]	1 Total Preferred Redemption Cost[3]	$207
	2 Estimated Fees & Other Expenses[4]	$59
	3 Minimum Cash to CorpAcq Balance Sheet[5]	$129
	4 Resulting Secondary Proceeds[6]	$212

Illustrative Post-Money Valuation at Announcement

Post-Money Equity Value[7]	**$1,246**
(+) Pro Forma Debt	$517
(–) Pro Forma Cash[8]	($192)
(+) Non-Controlling Interest[9]	$116
Post-Money Enterprise Value	**$1,688**

Transaction Highlights

- Expected refinancing of existing $257mm term loan facility
- Pro forma enterprise value of $1,688mm
- Excess cash to balance sheet expected to help fund future acquisitions
- Opportunity for the newly public company to pay a regular dividend from closing
- Transaction expected to close in early 2024[10]

Source: CorpAcq Management.
Note: Financials based on IFRS audits. Assumes USD:GBP exchange ratio of 1.286:1. Debt balances as of 6/30/2023, adjusted for recently completed acquisitions since June 30, 2023. (1) CVII cash-in-trust was US $606mm as of August 31, 2023. (2) Assumes no additional redemptions. (3) Based on $171mm principal balance as of 8/31/2023 and includes ~$36mm of costs related to the early redemption of the preferred; subject to change. (4) Excludes taxes. (5) Use of proceeds includes adding at least $129 million cash to CorpAcq balance sheet as long as the minimum cash condition for $350 million proceeds net of fees and expenses is satisfied (6) Actual available amount for secondary proceeds may vary depending on the amount of redemptions. (7) Assumes 15mm founder shares forfeited and excludes the impact of 7.4mm and 4.7mm founder shares that are unvested at close and subject to vesting if share price remains at or above $11.50 per share and $15.00 per share, respectively, for 15 of 60 days. Excludes warrants and potential earn-in shares. (8) Pro forma cash balance assumes $63mm as of June 30, 2023 plus cash from trust after subtracting from fees & expenses excluding taxes, redemption of CorpAcq preferred and then up to $257mm of secondary proceeds after a minimum of $129mm cash to the balance sheet; assumes no additional redemptions. (9) Non-Controlling interest is the estimated cost to acquire any outstanding minority interests of its subsidiaries based on contractual agreements (i.e. "Gross obligation under put option"). (10) Transaction closing is subject to a minimum cash closing condition.

40

41 Differentiated opportunity to own a platform composed of UK SMEs with a proven acquisition model that generates high risk - adjusted cash returns supported by mature, stable businesses 1 Experienced management team that has executed and proven CorpAcq’s repeatable and scalable acquisition strategy 2 Attractive and successful SME acquisition strategy that can be augmented with a public currency to move into even deeper acquisition markets such as the US 3 Diversified portfolio of 42 (1) UK businesses serving various end - markets with proven resilience to economic cycles such as Brexit and Covid challenges 4 Profitable with strong top - line growth potential and cash flow generation allows for enhanced acquisition pace and dividend payouts to cultivate investor base 5 Attractive entry valuation for investors sets CorpAcq up for potential expansion as execution of strategy prevails and dividends grow 6 Opportunity to own an attractive and differentiated investment / acquisition platform that provides a compelling combination of top - line growth and profitability CorpAcq’s Compelling Public Investment Thesis (1) As of 9/30/2023.

42 Appendix

43 Source: CorpAcq Management. Illustrative Sample of Portfolio Companies Portfolio Company Description Key Markets Manufacturer of polythene packaging for industrial & food applications Retail, food & beverage Supplier of decorative aggregates, sand, gravel, slate and other stone products Residential and non - residential RMI Provider of logistics and trucking services Automotive, transportation, non - residential construction Casual clothing and footwear retailer Apparel retail Manufacturing of glass products for windows and roofs New build and RMI residential construction Group of sub - contracting manufacturers (machining, sheet metal and electroplating) Healthcare, transportation, and general industrials Contractor for heating and plumbing services New build residential construction Provider of equipment rental services New build residential construction Provider of industrial cleaning services, and recycling and disposal of both non - hazardous and hazardous waste General industrial Contractors for civil engineering, construction and surfacing works New build residential construction

Reconciliation of Non-GAAP Financials

CHURCHILL CAPITAL VII | CorpAcq

Commentary

1. Transaction costs associated with equity capitalization
2. One-time performance expense associated with equity capitalization
3. Deferred consideration payments paid in shares

EBITDA Adjustments Overview (UK GAAP)

$mm

	FY2018A	FY2019A	FY2020A	FY2021A	FY2022A	LTM	FY2023E
Revenue	**451**	**615**	**615**	**722**	**820**	**863**	**951**
Net Income	**2**	**12**	**0**	**22**	**26**	**29**	**34**
Net Income Margin [(1)]	*0%*	*2%*	*0%*	*3%*	*3%*	*3%*	*4%*
Interest Expense	29	33	34	33	36	45	51
Tax Expense	5	5	5	14	9	8	10
Other Adjustments	(0)	(4)	(0)	-	(3)	(3)	-
Depreciation & Amortization	35	40	44	49	54	58	57
EBITDA	**70**	**86**	**83**	**117**	**123**	**137**	**152**
1 Non-core professional fees	-	-	-	-	3	-	-
2 Non-core capital raise costs	-	-	-	-	2	-	-
3 Share-based compensation	-	-	1	1	1	1	-
Adjusted EBITDA [(2)]	**70**	**86**	**84**	**118**	**129**	**139**	**152**
Adjusted EBITDA Margin [(3)]	*15%*	*14%*	*14%*	*16%*	*16%*	*16%*	*16%*

Source: CorpAcq Management.
Note: Financial information based on UK GAAP audits and has not been audited in accordance with PCAOB standards. LTM as of 6/20/2023. FY2023E financials are estimates from CorpAcq Management. Assumes USD:GBP exchange ratio of 1.286:1. (1) Net income margin is defined as net income / revenue. (2) Adjusted EBITDA is earnings before interest, taxes, depreciation and amortization adding back any one-time costs related to previous capital raises and share-based deferred compensation. (3) Adjusted EBITDA Margin is defined as Adj. EBITDA / revenue.

44

45 Commentary EBITDA Adjustments Overview (IFRS) $ mm Source: CorpAcq Management. Note: Financial information based on IFRS audits. FY 2023E financials are estimates from CorpAcq Management. LTM as of 6/30/2023. Assumes USD:GBP exchange ratio of 1.286:1. (1) Net income margin is defined as net income / revenue. (2) Adjusted EBITDA is earnings before interest, taxes, depreciation and amortization adding back any one - time costs related to previous capital raises and share - based deferred compensation. (3) Adjusted EBITDA Margin is defined as Adj. EBITDA / revenue. FY2021A FY2022A LTM FY2023E Revenue 717 814 860 938 Net Income 6 (2) (6) 9 Net Income Margin (1) 1% NA NA 1% Interest Expense 57 70 81 83 Tax Expense 14 9 10 10 Other Adjustments - - - - Depreciation & Amortization 49 55 58 60 EBITDA 126 132 143 162 Non-core professional fees - 3 - - Non-core capital raise costs - 2 - - Share-based compensation 1 2 6 - Adjusted EBITDA (2) 127 139 149 162 Adjusted EBITDA Margin (3) 18% 17% 17% 17% 1 2 3 Reconciliation of Non - GAAP Financials 1 2 3 Transaction costs associated with equity capitalization One - time performance expense associated with equity capitalization Deferred consideration payments paid in shares

46 Commentary EBITDA Adjustments Overview (IFRS) $ mm Source: CorpAcq Management. Note: Financial information based on IFRS audits. FY 2023E financials are estimates from CorpAcq Management. LTM as of 6/30/2023. Assumes USD:GBP exchange ratio of 1.286:1. (1) Net income margin is defined as net income / revenue. (2) Adjusted EBITDA is earnings before interest, taxes, depreciation and amortization adding back any one - time costs related to previous capital raises and share - based deferred compensation. (3) Adjusted EBITDA Margin is defined as Adj. EBITDA / revenue. 1 2 1H'22 1H'23 Revenue 393 439 Net Income 3 (1) Net Income Margin (1) 1% 0% Interest Expense 29 40 Tax Expense 3 4 Other Adjustments - - Depreciation & Amortization 26 30 EBITDA 62 73 Non-core professional fees 3 - Non-core capital raise costs 2 - Share-based compensation 1 5 Adjusted EBITDA (2) 68 78 Adjusted EBITDA Margin (3) 17% 18% 3 1 2 3 Half - Year Reconciliation of Non - GAAP Financials Transaction costs associated with equity capitalization One - time performance expense associated with equity capitalization Deferred consideration payments paid in shares

47 FY2018A FY2019A FY2020A FY2021A FY2022A LTM FY2023E Payments for PP&E 40 57 40 54 62 69 60 (-) Proceeds from Sale of PP&E (20) (26) (22) (27) (25) (29) (32) (+) Additions - Hire Purchase (1) 8 11 8 16 20 25 31 (-) One-Time Property Purchases - (6) - (7) - - - Net CapEx 28 36 27 35 57 65 60 CapEx Calculations (UK GAAP) Source: CorpAcq Management. Note: Financial information that is based on UK GAAP audits have not been audited in accordance with PCAOB standards. FY 2023E financials are estimates from CorpAcq Management. LTM as of 6/30/2023. Assumes USD:GBP exchange ratio of 1.286:1. (1) Additions – Hire Purchase are non - cash additions of tangible assets funded by finance leases. Reconciliation of Non - GAAP Financials (Cont’d) $ mm CapEx Calculations (IFRS) FY2021A FY2022A LTM FY2023E Payments for PP&E 54 62 69 65 (-) Proceeds from Sale of PP&E (33) (34) (37) (35) (+) Lease Liabilities 31 35 38 36 (-) One-Time Property Purchases (7) - - - Net CapEx 45 63 70 66

48 Source: CorpAcq Management. Note: Financial information based on IFRS audits. Assumes USD:GBP exchange ratio of 1.286:1. ROIC Calculations (IFRS) Reconciliation of Non - GAAP Financials (Cont’d) $ mm FY2021A FY2022A LTM EBIT 77 77 85 (+) Amortization 5 6 6 EBITA 82 83 91 (+) One-Time Costs 1 8 6 Adj. EBITA 83 90 97 Tax Rate 22% 20% 20% Adj. NOPAT 65 72 78 Shareholders Equity (13) (124) (122) (+) LT Debt 425 494 306 (+) ST Debt 79 175 371 (-) Cash (64) (77) (63) Invested Capital 426 467 491 Adjusted ROIC 15% 15% 16%

Selected Risk Factors

Unless the context otherwise requires, all reference in this subsection to the "Company," "CorpAcq," "we," "us" or "our" refer to CorpAcq Limited and its subsidiaries and CorpAcq Group Plc. The risks presented below are some of the general risks to the business and operations of CorpAcq, Churchill and CorpAcq Group Plc following the consummation of the proposed transaction (the "Post-Combination Company") and are not exhaustive. The list below is qualified in its entirety by disclosures that will be contained in the future filings by the Company, Churchill, each of their respective affiliates or by third parties with SEC, including the Registration Statement and Annual Reports and Quarterly Reports filed by Churchill with the SEC on Forms 10-K and 10-Q respectively, and any other documents filed in connection with the proposed transaction. The risks presented in such filings may differ significantly from and may be more extensive than those presented below. The list below is not exhaustive, and you are encouraged to perform your own investigation with respect to the business, financial condition and prospects of CorpAcq. You should carefully consider the following risk factors in addition to the information included in this presentation. CorpAcq may face additional risks and uncertainties that are not presently known to it or that it currently deems immaterial, which may also impair CorpAcq's business or its financial condition. These risks speak only as of the date of this presentation, and neither the Company nor Churchill undertake any obligation to update the disclosure contained herein. In making any investment decision, you should rely solely upon independent investigation made by you. You acknowledge that you are not relying upon, and have not relied upon, any of the summary of risks or any other statement, representation or warranty made by any person or entity other than the statements, representations and warranties of the Company and Churchill explicitly contained in any definitive agreement you enter into. You acknowledge that you have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Company and you have sought such accounting, legal and tax advice from your own advisors as you have considered necessary to make an informed decision.

Risks Related to the Company's Business and Industry

- We are subject to risks relating to economic disruptions, decreased market demand and other macroeconomic factors that are beyond our control, including the effect of the conflict between Russia and Ukraine, inflation and the COVID-19 pandemic.
- There are risks to our acquisition strategy, and there are no guarantees that we will be able to carry out acquisitions as planned, or with favorable conditions or at all.
- The acquisitions and investments we conduct could be unsuccessful or consume significant resources, which could adversely affect our operating results.
- CorpAcq's ability to continue as a going concern depends in part on obtaining sufficient funding to finance its operations.
- Following the consummation of the proposed transaction, the Post-Combination Company will be a holding company and will depend on the cash flows from the subsidiaries to pay dividends.
- Certain of CorpAcq's subsidiaries are not wholly owned which means that CorpAcq and its group of companies may not always be able to unilaterally control shareholder decisions taken in respect of such subsidiaries.
- CorpAcq and its subsidiaries are subject to increasing risks arising from climate change, environmental considerations and broader ESG, together with the requirement to comply with and associated costs of increased regulation or changes in regulatory regimes.
- We are subject to risks relating to due diligence of our acquisition targets, which may not identify all material risks relating to their businesses, and we may not realize the expected benefits of such arrangements.
- Competition for suitable acquisition targets may lead us to not being able to carry out future acquisitions at a reasonable cost or at all, which could adversely affect our operating results.
- Our growth and expansion strategy may not materialize as planned or at all.
- If the Post-Combination Company fails to comply or lacks the appropriate internal controls, it could be subject to sanctions or investigations by the Commission or other regulatory authorities.
- We are dependent on cash flows from our portfolio companies.
- Many of our portfolio companies operate in sectors that are vulnerable to competition, and failure of our portfolio companies to adequately compete in their respective industries could have an adverse effect on our results of operations.
- We are a decentralized company and place significant decision-making authority, including decisions regarding operations, governance and finances, with our subsidiaries' management, which presents certain risks, and we may not always have visibility into or control over such decisions.
- We are subject to risks relating to partly owned portfolio companies.
- We are subject to risks relating to our information technology systems, financial accounting and other data processing systems, such as cybersecurity risks and risks related to data privacy.
- We are subject to risks relating to third-party suppliers, customers, contractors and subcontractors.
- We and our portfolio companies are subject to risks relating to increased prices of raw materials and disrupted supply chains, which may result in our portfolio companies being unable to purchase necessary materials at a reasonable price or at all, and may cause our portfolio companies to raise end consumer prices of any produces or services.
- Our insurance coverage, including any insurance coverage held by our portfolio companies, may not cover all potential losses and there are no guarantees that we or our portfolio companies can retain such insurance coverage at a reasonable cost or at all.
- Potential divestments of our portfolio companies may give rise to us becoming subject to additional risks and costs.
- We and our portfolio companies could be subject to increased regulation or changes in regulatory regimes which will impact our financial performance.
- The industries we serve can be seasonal, cyclical and affected by weather conditions, the combined effects of which can adversely impact our results of operations.
- A portion of our future growth is based on the ability and willingness of public and private entities to invest in infrastructure.
- Our business will be adversely affected if we are unable to protect our intellectual property rights from unauthorized use or infringement by third parties.
- Our operating and financial results forecast relies in large part on assumptions and analyses that we have developed. If these assumptions or analyses prove to be incorrect, our actual operating and financial results may be significantly below our forecasts.
- Our forecasts are predicated on maintaining our current acquisition pipeline. Failure to maintain this pipeline, or if acquisitions are different than we've predicted, our financial results may be negatively affected.

49

Selected Risk Factors

CHURCHILL CAPITAL VII | CorpAcq

Risks Related to the Company's Employees and Human Resources

- There are no guarantees that we are able to retain and recruit key personnel, including our senior management, and other employees to meet current or future needs at all or at a reasonable cost.
- There are no guarantees that our portfolio companies will be able to retain and recruit key personnel, including senior management, and other employees to meet current or future needs at all or at a reasonable cost.
- We and our portfolio companies are subject to risks relating to workspace accidents, investigations and claims for compensation as a consequence of compliance deficiencies. We may also be subject to disruptions in the business due to work stoppage and strikes.
- Misconduct by our employees, subcontractors or partners or our overall failure to comply with laws or regulations could harm our reputation, damage our relationships with customers, reduce our revenue and profits, and subject us to criminal and civil enforcement actions.

Risks Related to Litigation and Regulation

- We are subject to evolving laws and regulations that could impose substantial costs, legal prohibitions or unfavorable changes upon our operations, and any failure to comply with these laws and regulations, including as they evolve, could result in litigation and substantially harm our business and results of operations.
- We are subject to risks relating to disputes and other legal proceedings that may be time consuming and costly.
- If we fail in complying with applicable data protection regulations, such as the GDPR, our compliance costs may increase and in the event of compliance deficiencies, we may become subject to significant fines and liable for damages.

Risks Related to Indebtedness and Financing Transactions

- We are subject to financing risks. There are no guarantees that we can meet our financing needs for our operations and future investments at a reasonable cost or at all.
- We will require a significant amount of cash to service our debt and our ability to generate cash depends on many factors beyond our control and any failure to meet our debt service obligations could materially adversely affect our business, results of operations and financial condition.
- We are subject to risks relating to increased interest rates and any adverse developments in the credit markets.
- Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially adversely affect our business, results of operations and financial condition.
- Our debt financing could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations.

Risks Related to Tax

- We may be treated as a U.S. corporation for U.S. federal income tax purposes.
- U.S. holders of Churchill will be subject to U.S. federal income tax on any gain (but not loss) resulting from the Merger without the corresponding receipt of cash.
- The issuance or transfer of Post-Combination Company securities into DTC may be subject to stamp duty or stamp duty reserve tax in the UK, which would result in additional expenses incurred in connection with the consummation of the proposed transaction.
- Unanticipated tax laws or any changes in tax rates or in the application of the existing tax laws to us may adversely impact our results of operations.

Risks Related to Churchill

- Churchill's public shareholders will experience dilution as a consequence of the issuance of Post-Combination Company securities as consideration in the proposed transaction and may experience dilution from several additional sources in connection with and after the closing of the proposed transaction. Having a minority share position may reduce the influence that Churchill's public stockholders have on the management of the Post-Combination Company.
- The estimated net cash per share of Churchill's class A common stock that will be contributed to the combined company in the proposed transaction is less than the redemption price. Accordingly, Churchill's public stockholders who do not exercise redemption rights will receive Post-Combination Company securities that may have a value less than the amount they would receive upon exercise of their redemption rights. Further, the shares of most companies that have recently completed business combinations between a special purpose acquisition company and an operating company have traded at prices below $10.00 per share. Accordingly, Churchill's public stockholders who do not exercise redemption rights may hold securities that never obtain a value equal to or exceeding the per share value of Churchill's trust account.
- Churchill Sponsor VII LLC, Churchill and their respective directors or officers or affiliates may purchase shares from Churchill's public stockholders, which could reduce the number of shares of Churchill's class A common stock that may be redeemed in connection with the special meeting or shareholders, which may reduce the public "float" of Churchill's class A common stock (or, following the closing of the proposed transaction, the Post-Combination Company ordinary A1 shares).
- There can be no assurance that Churchill will be able to consummate the proposed transaction or another initial business combination by February 17, 2024, in which case Churchill will cease all operations except for the purpose of winding up and would redeem Churchill's class A common stock and liquidate, in which case Churchill's public stockholders would only receive approximately $10.00 per share, or less than such amount in certain circumstances.
- The exercise price for Churchill's public warrants and Post-Combination Company class C-1 shares is higher than in many similar blank check company offerings in the past, and, accordingly, the Churchill's public warrants and Post-Combination Company class C-1 shares are more likely to expire worthless.

50

51 Risks Related to the Post - Combination Company Following the Proposed Transaction • If the proposed transaction’s benefits do not meet the expectations of investors, stockholders or financial analysts, the mar ket price of the Post - Combination Company’s securities may decline. • Investors will experience dilution as a result of the issuance of equity securities in the Post - Combination Company as considera tion in the potential transaction and may experience dilution from additional sources in connection with and following the proposed transaction, including upon exercise of certain equity securities of the Post - Comb ination Company • The Post - Combination Company’s management team will have limited experience managing a public company. • The Company and Churchill expect to incur significant transaction costs in connection with the proposed transaction. Whether or not the proposed transaction is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by the Post - Combination Company. • The requirements of being a public company may strain the Post - Combination Company’s resources and distract its management, whic h could make it difficult to manage its business. • Following the proposed transaction, the Post - Combination Company will be a holding company and will depend on the cash flows fro m the subsidiaries to pay dividends. Risk already included above in “Risks Related to the Company’s Business and Industry.” Selected Risk Factors

52